Exhibit 99.1

Ballard to Participate at Upcoming Investor Conferences

VANCOUVER, Aug. 16, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has today announced that the company will participate at the following investor conferences:

  Wednesday, September 5th – Tony Guglielmin, CFO, will present and meet 1-on-1 with interested investors during the H.C. Wainwright & Co. 20th Annual Global Investment Conference at the St. Regis Hotel in New York City, NY.
  Wednesday & Thursday, September 5th & 6th – Guy McAree, Director of Investor Relations, will present and meet 1-on-1 with interested investors during the 7th Annual Gateway Conference at the Four Seasons Hotel in San Francisco, CA.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

View original content:http://www.prnewswire.com/news-releases/ballard-to-participate-at-upcoming-investor-conferences-300698474.html

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/16/c6168.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 14:03e 16-AUG-18